Exhibit 4

Stilwell Value Partners LP

111 Broadway, Suite 1203

New York, NY 10006

(212) 269-5800

May 24, 2010

Dear Fellow Malvern Shareholder,

As the company’s largest public shareholder, we’re as disheartened as you are by our company’s poor performance. All Malvern management’s lip service about their commitment to improving shareholder value seems to be just that – lip service.

While the Bank apparently busies itself with community projects, we public shareholders have seen a negative return on our investment. Non-performing assets have doubled.  Since the IPO in 2008, we have seen a drop in share price and even a decrease in cash dividends. In light of MLVF’s current market price, it seems that the Bank’s priorities don’t include shareholders.

Right now a dozen other MHCs like Malvern are delivering meaningful value to their shareholders by undertaking ‘second-step’ conversions.  Neighboring Fox Chase Bancorp recently announced it will undertake a ‘second step’ and, if Malvern were to be valued similarly, our stock would deliver at minimum a 40% increase in price and possibly as much as 90%.

We recently met with management and asked them to pursue a ‘second step’ conversion. They didn’t seem interested.  This raises a giant red flag: if making a nearly risk-free profit for shareholders is not a serious priority for your banker, what is?

Currently, a ‘second step’ conversion is the obvious strategy to increase shareholder value. Management hasn’t done very well yet. Maybe they should try the obvious.

Sincerely,

Joseph Stilwell